May 2, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall
Assistant Director
Office of Natural Resources

RE:	Penn Virginia Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed April 17, 2017

File No. 333-216756

Ladies and Gentlemen:

On behalf of Penn Virginia Corporation (the “Company”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the Amendment No. 1 to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 17, 2017. The changes reflected in Amendment No. 2 include those made in response to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of April 27, 2017.

Set forth below are the Company’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Amendment No. 1 of Registration Statement on Form S-3 Filed April 17, 2017

Where You Can Find More Information, page 21

1.	Please revise to make clear that you also incorporate by reference all your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

RESPONSE: We have revised the Registration Statement to address the Staff’s comment. Please see page 22 of Amendment No. 2.

Exhibit 5.3 (Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.)

2.

Counsel’s “validly existing” opinion contains a qualification which indicates that it has excluded a number of items, including filings with the Oklahoma Corporation Commission, which might be required for it to conduct its business. It is unclear whether any of the

United States Securities and Exchange Commission

excluded items typically are considered or addressed as part of a “validly existing” opinion with regard to an Oklahoma limited liability company. Please obtain and file a new or revised opinion which eliminates the qualification or further clarifies this matter for the reader. Please see Section II.B.3.a. (including footnote 32) of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

RESPONSE: The Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. has been revised to address the Staff’s comment. Please see Exhibit 5.3 to Amendment No. 2.

United States Securities and Exchange Commission

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

PENN VIRGINIA CORPORATION

By:	/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel & Corporate Secretary

cc: Lisa Krestynick, Securities and Exchange Commission

Timothy S. Levenberg, Securities and Exchange Commission

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP